Exhibit 99.1

Skeena Announces Strategic Investment from Franco-Nevada

Vancouver, BC (December 13, 2021) Skeena Resources Limited (TSX: SKE, NYSE: SKE) (“Skeena” or the “Company”) is pleased to announce a structured non-brokered private placement offering (the “Offering”) of 1,471,739 flow-through common shares at a price of C$21.00 per flow-through common share for aggregate gross proceeds of approximately C$30.9 million. Franco-Nevada Corporation (“Franco-Nevada”) will be the end purchaser of the common shares issued in connection with the Offering.

In connection with the Offering, Skeena will grant to Franco-Nevada a right of first refusal (the “ROFR”) over the sale of a 0.5% net smelter return (NSR) royalty (the “Royalty”) over the Eskay Creek gold-silver project (“Eskay Creek”) matching the portion of the existing Barrick royalty that can be bought back by the Company. The ROFR granted to Franco-Nevada will be subject to a competitive auction process conducted by Skeena, in which Franco-Nevada will participate, prior to October 2, 2023. If Skeena has not sold the Royalty to Franco-Nevada or a third party by October 2, 2023, Franco-Nevada will have the right to purchase the Royalty for C$22.5M, for a period of 30 days. In addition, upon closing of the Offering, Skeena and Franco-Nevada will enter into an amendment to the terms of their existing royalty agreement such that it will cover the same tenures as are covered in the existing Barrick royalty agreement.

As noted, Skeena continues to have the right to buy down a 0.5% NSR royalty (from a 1.0% NSR royalty) currently held by Barrick, for a payment of C$17.5M, until October 2, 2022.

Skeena plans to use the net proceeds of the Offering to fund exploration activities on Eskay Creek. The closing of the Offering is anticipated to occur on or before December 23, 2021 (the “Closing Date”) and is subject to certain conditions including, but not limited to, the receipt of all necessary regulatory approvals, including the acceptance of the Toronto Stock Exchange. The securities issued under the Offering will be subject to a statutory hold period in Canada expiring four months and one day from the Closing Date. No finder’s fees will be paid in connection with this Offering.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of Skeena’s securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Skeena

Skeena Resources Limited is a Canadian mining exploration and development company focused on revitalizing the past-producing Eskay Creek gold-silver mine located in Tahltan Territory in the Golden Triangle of northwest British Columbia, Canada. The Company released a Prefeasibility Study for Eskay Creek in July 2021 which highlights an open-pit average grade of 4.57 g/t AuEq, an after-tax NPV5% of C$1.4B, 56% IRR, and a 1.4-year payback at US$1,550/oz Au. Skeena is currently completing both infill and exploration drilling to advance Eskay Creek to full Feasibility Study in Q1 2022.

On behalf of the Board of Directors of Skeena Resources Limited,

Walter Coles Jr.

President & CEO

Contact Information

Investor Inquiries: info@skeenaresources.com

Office Phone: +1 604 684 8725

Company Website: www.skeenaresources.com

The scientific and technical information in this press release was approved by Paul Geddes, P.Geo., a Qualified person as defined under National Instrument 43-101 and Vice President, Exploration and Resource Development for the Company.

Cautionary note regarding forward-looking statements

Certain statements and information contained or incorporated by reference in this press release constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively, “forward-looking statements”). These statements relate to future events or our future performance. The use of words such as “anticipates”, “believes”, “proposes”, “contemplates”, “generates”, “targets”, “is projected”, “is planned”, “considers”, “estimates”, “expects”, “is expected”, “potential” and similar expressions, or statements that certain actions, events or results “may”, “might”, “will”, “could”, or “would” be taken, achieved, or occur, may identify forward looking statements. All statements other than statements of historical fact are forward-looking statements. Specific forward-looking statements contained herein include, but are not limited to, statements regarding the Offering; the timing and anticipated receipt of regulatory approvals; the potential buy-back of the Barrick royalty; the Royalty; the Company’s anticipated use of the net proceeds from the Offering; and the timing and success of the Company’s exploration programs and drilling projects. Such forward-looking statements are based on material factors and/or assumptions which include, but are not limited to, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and the assumptions set forth herein and in the Company’s Management’s Discussion and Analysis (“MD&A”) for the nine months ended September 30, 2021 and 2020, and the Company’s Annual Information Form (“AIF”) dated March 25, 2021. Such forward-looking statements represent the Company’s management expectations, estimates and projections regarding future events or circumstances on the date the statements are made, and are necessarily based on several estimates and assumptions that, while considered reasonable by the Company as of the date hereof, are not guarantees of future performance. Actual events and results may differ materially from those described herein, and are subject to significant operational, business, economic, and regulatory risks and uncertainties. The risks and uncertainties that may affect the forward-looking statements in this press release include, among others: the inherent risks involved in exploration and development of mineral properties, including permitting and other government approvals; changes in economic conditions, including changes in the price of gold and other key variables; changes in mine plans and other factors, including accidents, equipment breakdown, bad weather and other project execution delays, many of which are beyond the control of the Company; environmental risks and unanticipated reclamation expenses; and other risk factors identified in the Company’s MD&A and AIF, and in the Company’s other periodic filings with securities and regulatory authorities in Canada and the United States that are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

Readers should not place undue reliance on such forward-looking statements. The Company does not undertake any obligations to update and/or revise any forward-looking statements except as required by applicable securities laws.